EXHIBIT (a)(4)

FORM OF EMAIL ANNOUNCING OFFER

Dear World Wrestling Entertainment, Inc. Employee:

     Today we filed documents with the Securities and Exchange Commission relating to an exchange offer covering outstanding stock options with an exercise price equal to or greater than $17.00 per share. In summary, we are offering current employees and independent contractors the opportunity to exchange such options for restricted stock units that vest in equal installments on the first two anniversaries of the date of grant. If fewer than 25,000 such options are held, the optionee may instead receive a discounted cash payment in exchange for the options. This offer is subject to numerous terms and conditions described in these SEC filings.

     The Human Resources Department will distribute to all eligible option holders a package of materials relating to the exchange offer. In the event you are not in your office, we will hold onto your materials until you pick them up in the Human Resources Department, or you can email us at stockoptions@wwecorp.com with alternate delivery instructions.

     As these programs are governed by the federal securities laws, the materials you will receive are extremely detailed and technical. Accordingly, we have scheduled sessions in which we will provide a brief overview of the program and an opportunity to ask any questions you may have.

     Meetings for Corporate Office Staff will be held on Thursday, December 18, 2003 and Wednesday, January 7, 2004 at 10:00 a.m. in the cafeteria.

     Meetings of Television Production Staff will be held on Thursday, December 18, 2003 and Thursday, January 8, 2004 at 3:00 p.m. in Conference Room 1.

     Please read the materials prior to the scheduled sessions and bring your materials to the session. We have attempted to answer many of the questions you may have in Q & A sections of the documents themselves. To facilitate the sessions, you can send e-mail questions in advance to stockoptions@wwecorp.com. You can also call Nicole Zussman at (203)353-5016 or Melinda Highlower at (203)406-3602. We will do our best to answer questions at the meetings. The identity of employees who ask questions will not be revealed at the meetings, however, if you are sending e-mails from an address other than a company e-mail address, please make sure we can identify you as the sender.

     We are very excited about this program, as we believe that it is one way we can recognize your important contribution to the Company over the past several years. We also think these programs further align employee and independent contractor interests with those of our stockholders. We look forward to the program’s implementation, and hope you share our enthusiasm for it.